UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549


                          SCHEDULE 13G


            UNDER THE SECURITIES EXCHANGE ACT of 1934
                   (AMENDMENT NO.      2    )*

                     Aloette Cosmetics, Inc.
                        (NAME OF ISSUER)

                           Common Stock, no par value
                 (TITLE OF CLASS OF SECURITIES)

                               020454104
                         (CUSIP NUMBER)


Check the following box if a fee is being paid with this statement |__|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









CUSIP NO. 020454104    13G       PAGE   2   OF   5 PAGES




1 NAME OF REPORTING PERSON
  S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Rockefeller & Co., Inc.
       I.R.S. Identification No.: 13-3006584

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       Not applicable.          (a)       |_|
                           (b)  |_|

3 SEC USE ONLY


4 CITIZENSHIP OR PLACE OF ORGANIZATION
       New York


                           5      SOLE VOTING POWER
NUMBER OF                  Not applicable.

SHARES                6      SHARED VOTING POWER
                                Not applicable.
BENEFICIALLY
                            7      SOLE DISPOSITIVE POWER
OWNED BY                   Not applicable.

EACH REPORTING    8      SHARED DISPOSITIVE POWER
                                Not applicable.
PERSON WITH

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       Not applicable.

10      CHECK  BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES  CERTAIN
SHARES*
                  Not applicable.

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       Not applicable.

12     TYPE OF REPORTING PERSON*
       IA

              *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a).  Name of Issuer:                                        Page
3 of 5

       Aloette Cosmetics, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

       1301 Wright's Lane East
       West Chester, PA  19380

Item 2(a).  Name of Person Filing:

       Rockefeller & Co., Inc.

Item 2(b).  Address of Principal Business Office:

       30 Rockefeller Plaza, New York, New York 10112

Item 2(c).  Citizenship:

       New York

Item 2(d).  Title of Class of Securities:

       Common Stock, no par value

Item 2(e).  CUSIP Number:

        020454104

Item 3.          If this statement is filed pursuant to Rules 13d-1(b),
            or 13d-2(b), check whether the person filing is a:

(a)         Broker or Dealer registered under Section 15 of the Act,

(b)         Bank as defined in Section 3(a)(6) of the Act,

(c) Insurance Company as defined in Section 3(a)(19) of the Act,

(d)         Investment  Company  registered  under  Section  8  of  the
            Investment Company Act,

(e)      X  Investment  Adviser  registered under Section  203  of  the
            Investment Advisers Act of 1940,

(f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
        Retirement  Income Security Act of 1974 or Endowment Fund;  see
            13d-1(b)(1)(ii)(F),

(g)         Parent  Holding  Company,  in  accordance  with  Rule  13d-
            1(b)(ii)(G),

(h)         Group, in accordance with Rule 13d-1(b)(1)(ii)(H).
                                                         Page 4 of 5

Item 4.          Ownership

       Not applicable.

Item 5.          Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that as  of
the  date  hereof  the  reporting person has        ceased  to  be  the
beneficial  owner of more than five percent of the class of securities,
check the             following [x].

Item 6.           Ownership  of  More than Five Percent  on  Behalf  of
       Another Person.

       Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

       Not Applicable.

Item 8.           Identification and Classification of Members  of  the
       Group.

       Not Applicable.

Item 9.          Notice of Dissolution of Group.

       Not Applicable.

Item 10.    Certification.

   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                                         Page 5 of 5




                            SIGNATURE


   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 1995
(Date)


\S\David A. Strawbridge
(Signature)


David A. Strawbridge/Vice President
(Name/Title)